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17009061

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonington Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 West 22nd Street
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Forster 646-541-1134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO

OATH OR AFFIRMATION

I, William Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonington Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TRAVIS IAN MIRCHIN
Notary Public – State of New York
NO. 01MI6352031
Qualified in New York County
My Commission Expires Dec 19, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonington Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Stonington Corporation
342 West 22nd Street
New York NY 10011

Report on the Financial Statements

I have audited the accompanying financial statements of **Stonington Corporation** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Bryant A. Gaudette, CPA

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, Inc.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
February 27, 2017

Stonington Corporation

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	29,624.70
Accounts Receivable		2,867.51
Prepaid Expenses		850.00
Total Current Assets		33,342.21
TOTAL ASSETS	$	33,342.21

LIABILITIES and STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Income Tax Payable	$	175.00
Total Current Liabilities		175.00
LONG TERM LIABILITIES		-
Total Liabilities	$	175.00
STOCKHOLDER'S EQUITY		
Capital Stock, no par value 200 shares authorized, 20 shares issued and outstanding	$	20.00
Paid in Excess		449,561.88
Retained Earnings		(416,414.67)
Total Stockholder's Equity		33,167.21
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	33,342.21

The footnotes are an integral part of the financial statements

Stonington Corporation
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

	12 Months Ended December 31, 2016.
Revenues	
Financial Advisory Fees	$ 370,357.79
Commissions Earned	5,859.07
Investment Income	42.02
Total Revenues	376,258.88
Operating Expenses	
Consulting Fees	350,000.00
Regulatory Fees	2,445.00
Other Expenses	7,999.64
Total Operating Expenses	360,444.64
Operating Income (Loss)	15,814.24
Net Income (Loss)	$ 15,814.24

Stonington Corporation
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 15,814.24
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by	
(used in) operating activities:	
Losses (Gains) on sales of	-
Fixed Assets	
Decrease (increase) in	
Operating Assets:	
Accounts Receivables	(1,367.51)
Other	(425.00)
Increase (Decrease) in	
Operating Liabilities:	
Accounts Payables	
Accrued Liabilities	
Total Adjustments	(1,792.51)
Net Cash Provided By (Used in)	
Operating Activities	14,021.73
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sales of Fixed Assets	-
Net Cash Provided By (Used In)	
Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	-
Treasury Stock	-
Net Cash Provided By (Used In)	
Financing Activities	-
NET INCREASE (DECREASE) IN CASH	
AND CASH EQUIVALENTS	14,021.73
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,602.97
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 29,624.70

The footnotes are an integral part of the financial statements

Stonington Corporation

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	-	-	20	$ 20.00	20	$ 449,561.88	$ (432,228.91)	$ 17,352.97
Net Income	-	-	-	-	-	-	15,814.24	15,814.24
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-			-	-
Balance at December 31, 2015	-	$ -	20	$ 20.00	20	$ 449,561.88	$ (416,414.67)	$ 33,167.21

The footnotes are an integral part of the financial statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Stonington Corporation (the "Company") was incorporated in the state of New York effective June 8, 1995. The Company has adopted a calendar year.

Description of the Business

The Company, located in New York, NY is a broker-dealer firm registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3 (k)(2)(i), which provides an exemption because of "Special Account for the benefit of Customers."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable—Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Advisory, consulting and private placement fees are recognized on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the prior period. Private placement fees are recognized when the proceeds of the private placement are received.

Finder's fees are recognized based on the agreement between the Company and the investment manager of a group of funds. The Company is entitled to receive as compensation a portion of the management fee and any incentive allocation earned by the investment manager with respect to persons which the Company introduced to, and subsequently invested in, the fund.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at the amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is in services, and primarily the provision of merger and acquisition advice and acting as an advisor and agent for private placements. The Company receives revenue from finder's fees paid by a fund manager.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code, and New York State and New York City income tax regulations. Under those provisions the Company does not pay federal, state or city income taxes.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 13c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net Capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OF CONTROL REQUIREMENTS

The Company does not have possession of control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-13-3(k)(2)(i) because the Company does not handle customer funds or securities.

NOTE D – RELATED PARTY TRANSACTIONS

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel, and other services for the day-to-day operation of the Company under a master services agreement. The Company was charged and paid $4,000 in fees during the year ended December 31, 2016 related to this agreement, and a consulting fee of $350,000.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which included procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, it is not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(3)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Stonington Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm a future date.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 13, 2017, which is the date the financial statement was available to be issued. Based upon this review, the Company determined that there were no events which took place that would have a material impact on its financial statements.

Stonington Corporation

Supplementary Schedules Required by Rule 17a-5

As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity		$33,167.21
Allowable equity adjustment		-
Nonallowable Assets		
Cash balance in FINRA Flex account	100.00	
Accounts Receivable - other	2,867.51	
Other Assets	850.00	
Haircuts on Securities Positions	-	
		(3,817.51)
Net allowable capital		29,349.70

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtness	$ 11.67
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net Capital requirement	$ 5,000.00
Excess Net Capital	$ 24,349.70

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 175.00
Percentage of Aggregated Indebtedness to Net Capital	0.60%

Computation od Reconciliation of Net Capital

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 29,349.70
Adjustments:	
Change in Equity (Adjustments)	-
Change in Non Allowable Assets	-
Change in Allowable Creditss	-
NCC per Audit	$ 29,349.70
Difference	-

Stonington Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $29,345 which was $24,350 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.60%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Stonington Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

STONINGTON CORPORATION

342 West 22nd Street
New York, NY 10011

Mr. Bryant A. Gaudette
21320 Provincial Blvd., Suite
200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stonington Corporation

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 1, 2016 through December 31, 2016, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

William D. Forster
President

Date 2/15/2017

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(i)

William Forster
Stonington Corporation
342 West 22nd Street
New York NY 10011

Dear William Forster:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stonington Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonington Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3. Stonington Corporation stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Stonington Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonington Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
February 27, 2017